Simpson Thacher & Bartlett LLP

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Direct Dial Number 212-455-2516	E-mail Address bwells@stblaw.com

August 30, 2024

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eileen Smiley, Senior Counsel

Re:	Ecofin Tax-Exempt Private Credit Fund, Inc.

  Preliminary Proxy Statement on Form PRE14A, File No. 811-23318

Dear Ms. Smiley:

On behalf of Ecofin Tax-Exempt Private Credit Fund, Inc. (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via telephone on August 12, 2024, relating to the preliminary proxy statement filed with the Commission on Form PRE14A on August 6, 2024. All capitalized terms used but not defined in this letter have the meanings given to them in the preliminary proxy statement.

1.	Please confirm the Fund will stay current on all filing obligations.

The Fund confirms that it will stay current on all filing obligations.

2.	Please be sure to mark the series as “inactive” and “deregistered” in EDGAR once the liquidation is finalized.

The Fund confirms that it will mark the series as “inactive” and “deregistered” in EDGAR once the liquidation is finalized.

3.	Please confirm that the Fund will use reasonable efforts to locate all shareholders.

The Fund confirms that it will use reasonable efforts to locate all shareholders.

4.	Please confirm the Fund will decide on the collectability of all receivables and will include in liquidation costs anything it believes will not be collectible.

Securities and Exchange Commission	August 30, 2024

The Fund confirms that it will decide on the collectability of all receivables and will include in liquidation costs an estimate of anything it believes will not be collectible. The Fund does not believe there will be any uncollectable amounts if the liquidation is approved. As such, no uncollectable amounts are expected to be included in liquidations costs.

5.	Please include an estimate of the liquidation costs.

The Fund has revised the disclosure in the section, “Dissolution of the Fund,” to state the following:

“Q:	How will the Fund Dissolution work?

A:

. . . The Fund will bear the costs in connection with the liquidation, including with respect to sales of assets and repayment of debt. The approximate costs associated with the liquidation are $128,363 for the printing and mailing of this Proxy Statement and legal fees. As a result of these costs, as well as potential market movements, Shareholders may receive less than the Fund’s net asset value per Share as of the date of this Proxy Statement and as of the date of any approval of the Fund Dissolution.”

6.	Please disclose whether Accounting Standards Codification (ASC) Topic 450 or Financial Accounting Board No. 5 will be used in accounting for the liquidation.

The Fund respectfully confirms that it will not be using either standard in accounting for the liquidation.

7.

The prospectus supplement filed by the Fund on June 21, 2024 states that the Adviser anticipates a mid-2027 distribution date. Please rephrase this language to reconcile the timing of the liquidation distribution with the timing of the liquidation in other parts of the prospectus supplement as well as in the proxy statement.

The Fund respectfully clarifies that in both the prospectus supplement and the proxy statement, the 2027 distribution date given is the date of the final distribution, whereupon the liquidation will be completed. This target date is not inconsistent with the other dates given as a part of the liquidation process.

8.	Please disclose in the proxy statement in an appropriate place the anticipated impact of the termination of the fee waiver agreement on the Fund’s operating expense ratio during this time.

The Fund has revised the disclosure in the section, “Other Information about the Proposals,” to add the following language:

“The Termination of the Expense Limitation and Reimbursement Agreement

As disclosed in the prospectus supplement filed with the Securities and Exchange Commission on June 21, 2024, the Board has approved, if shareholders approve the

Securities and Exchange Commission	August 30, 2024

Dissolution, the termination of the Expense Limitation and Reimbursement Agreement between the Adviser and the Fund. As a result, the Adviser would no longer be obligated to waive its fees and/or reimburse expenses of the Fund so that the Fund’s Specified Expenses (as defined in the Fund’s prospectus) will not exceed 0.25% of net assets (annualized) and would no longer be entitled to reimbursement of any previous expenses borne by the Adviser on behalf of the Fund.

As a result of the termination of this Agreement, it is expected that the Fund’s expenses as a percentage of net assets will increase. The termination of the Agreement is also expected to raise the Fund’s operating expense ratio during the liquidation process.”

9.

Given that the Fund will be terminating repurchase offers with distribution dates, please explain to the Staff if the Adviser will earn fees on cash generated by sales until the proceeds are distributed to shareholders.

The Adviser will not earn significant management fees on cash generated by sales, as such funds will be distributed to shareholders within 30 days of monetization, less any capital required to maintain the operations of the Fund until the liquidation has concluded.

10.

We note that in the prospectus supplement filed on June 21, 2024 that Courtney Gengler stepped down as Principal Financial Offer. Please explain to the Staff whether the Fund has entered into agreements to retain advisory personnel until the Fund has liquidated. If the Fund has not done so, please disclose the risk of advisory personnel leaving and any potential impact of such departures to the Fund.

The Fund has not entered into agreements with advisory personnel as the Fund does not have employees. However, Adviser personnel and other members of the Fund’s investment team are expected to remain with the Fund through the end of the liquidation process. Additionally, the Adviser also manages other funds and is planning to continue the management of those products beyond the liquidation period, and for the foreseeable future.

11.	Please consider including the plan of liquidation as an exhibit to the proxy statement.

The Fund has considered and does not believe that there is any additional material information in the plan of liquidation. The plan of liquidation is also subject to change (but would not be changed in a way that is inconsistent with the description of the liquidation in the proxy statement). Thus, the Fund respectfully declines to include the plan of liquidation as an exhibit to the proxy statement.

12.	Please disclose the impact of the termination of the quarterly repurchase policy that the shareholders will not have guaranteed liquidity events, except for periodic installments.

The Fund has revised the disclosure to include the impact of the termination of the quarterly repurchase policy on shareholders’ guaranteed liquidity events. Please see the new language that was added to the disclosure in the response to Comment 19 below.

Securities and Exchange Commission	August 30, 2024

13.	If the Adviser will earn advisory fees on cash generated by sales until distributed to shareholders, please disclose that fact.

The Fund has also revised the disclosure in the section, “Dissolution of the Fund,” to state the following:

“Q:	How will the Fund Dissolution work?

A:

If Shareholders approve the Fund Dissolution Proposal, the Fund expects to implement a plan of liquidation and termination (the “Plan of Liquidation and Termination”) pursuant to which the Fund will seek to conduct an orderly liquidation to harvest the value of its assets, pay debts, make liquidating distributions to Shareholders and otherwise wind up its affairs with the goal of maximizing value for Shareholders. If the Fund Dissolution Proposal is approved, the Fund currently expects to return liquidation proceeds through periodic distributions as assets are liquidated~~on one or more installments~~, ~~i~~on such date or dates as the officers of the Fund, the Adviser or their delegates shall determine, while aiming to complete the liquidation around mid-2027, all subject to market conditions and the timing of the Shareholder approval. The Adviser will earn advisory fees on the cash generated by sales for a period of up to 30 days after monetization, at which time such funds will be distributed to shareholders, less any capital required to maintain the operations of the Fund until the liquidation has concluded. The mid-2027 target final liquidation date is not definitive, and the completion of the liquidation may occur before or after this target date.”

14.	Please disclose the impact of the termination of the fee waiver agreement if it is expected to raise the Fund’s operating expense ratio during liquidation.

The Fund has revised the disclosure to include the impact of the termination of the fee waiver agreement on the Fund’s operating expense ratio. Please see the new language that was added to the disclosure in the response to Comment 8 above.

15.

Please consider adding disclosure regarding the impact of the termination of the fee waiver agreement on the Fund’s costs and any impact an increase in the operating expense ratio will have on the amount shareholders receive.

The Fund has revised the disclosure in the section, “Other Information about the Proposals,” to state the following:

“In reaching its determination to approve the Proposals, the Board, including the Independent Directors, considered various relevant factors. The considerations below reflect such reviews and discussions. The Board’s evaluation of the Proposals took into account not only all of this information, but information about the Fund received by the Board since its inception and that reflected the knowledge and familiarity gained as members of the Board during regularly scheduled quarterly meetings. Among the factors considered by the Board were:

•

The projected expenses that the Fund would experience if the Proposals were approved, including an increase in the operating expense ratio as a result of the termination of the Expense Limitation and Reimbursement Agreement between the Adviser and the Fund.”

Securities and Exchange Commission	August 30, 2024

16.

The proxy statement states that, “The Plan of Liquidation and Termination also provides that the Fund may maintain a reserve to fund future liabilities of the Fund after the liquidation.” Please disclose if the plan contemplates a specific reserve, and if so disclose the specific amount of the reserve and when it would be distributed to shareholders.

The Fund confirms that it does not currently contemplate maintaining a specific reserve.

17.	Please confirm to the Staff that if a reserve is maintained, that the Fund will maintain a list of shareholders entitled to receive the remainder of any such reserve established.

The Fund confirms that if a reserve is maintained, it will maintain a list of the shareholders entitled to receive the remainder of any such reserve established.

18.	Please confirm whether, if a reserve is established, advisory fees or other fees will be charged for holding the reserve and if so, consider disclosing this information.

The Fund confirms that if a reserve is established, no advisory fees or other fees will be charged for holding the reserve.

19.

On page 8, please add disclosure in the response to the question, “How will the Fundamental Policy Removal work?” to state that the removal of the policy will result in shareholders only having liquidity events based on the distributions of the liquidation proceeds, which will be in one or more installments, the timing of which will be in the discretion of the Adviser.

The Fund has revised the disclosure as follows:

“Q:	How will the Fundamental Policy Removal work?

A:

The Fund operates as a closed-end interval fund; therefore, it conducts periodic repurchase offers of its shares pursuant to Rule 23c-3 under the 1940 Act. Pursuant to its interval fund status, in order to provide liquidity to Shareholders, the Fund has adopted a fundamental policy to make quarterly offers to repurchase between 5% and 25% of its outstanding shares at net asset value, and if Shareholders tender more shares than the Fund offers to repurchase, the Fund will repurchase the shares tendered on a pro rata basis (the “Fundamental Policy”).

If Shareholders approve the Fundamental Policy Removal Proposal, the Fund will remove the Fundamental Policy. Please note that the termination of the Fundamental Policy will mean that Shareholders will no longer have

Securities and Exchange Commission	August 30, 2024

guaranteed liquidity events, and instead will have periodic installments of liquidating distributions, the timing of which is not assured and will be in the discretion of the Adviser. The Adviser believes removing the Fundamental Policy is in the best interests of Shareholders and will facilitate an efficient liquidation.”

20.

On page 9, under “The Board’s and the Adviser’s Rationale for the Proposals,” the second paragraph of the first bullet point states that, “An orderly liquidation would allow the Fund to harvest the value of its assets over time with the goal of maximizing value for Shareholders while also making liquidating distributions to provide Shareholders with liquidity.” Please reconcile this disclosure with the earlier disclosure that the Fund can do distributions in one or more installments, as this disclosure gives the impression that the Fund will be making periodic liquidation distributions.

The Fund has revised the disclosure in the above-referenced section as follows:

“An orderly liquidation would allow the Fund to harvest the value of its assets over time with the goal of maximizing value for Shareholders while also making ~~liquidating~~periodic distributions as assets are liquidated to provide Shareholders with liquidity.”

The Fund has also revised the disclosure in the section, “Dissolution of the Fund,” to state the following:

“Q:	How will the Fund Dissolution work?

A:

If Shareholders approve the Fund Dissolution Proposal, the Fund expects to implement a plan of liquidation and termination (the “Plan of Liquidation and Termination”) pursuant to which the Fund will seek to conduct an orderly liquidation to harvest the value of its assets, pay debts, make liquidating distributions to Shareholders and otherwise wind up its affairs with the goal of maximizing value for Shareholders. If the Fund Dissolution Proposal is approved, the Fund currently expects to return liquidation proceeds through periodic distributions as assets are liquidated~~on one or more installments~~, ~~i~~on such date or dates as the officers of the Fund, the Adviser or their delegates shall determine, while aiming to complete the liquidation around mid-2027, all subject to market conditions and the timing of the Shareholder approval.”

21.

On page 9, the last paragraph states that, “The Board reviewed reasons for liquidation, the other potential alternative courses of actions that might address each of these considerations, input from the Fund’s selling agents, an overview of the current portfolio, the proposed Plan of Liquidation and Termination, anticipated changes in expenses and the proposed liquidation process.” Please disclose the anticipated changes in expenses that the Board considered, and in particular whether the total operating expense ratio will increase during this process.

Securities and Exchange Commission	August 30, 2024

The Fund has revised the disclosure as follows:

“The Board reviewed reasons for liquidation, the other potential alternative courses of actions that might address each of these considerations, input from the Fund’s selling agents, an overview of the current portfolio, the proposed Plan of Liquidation and Termination, anticipated changes in expenses and the proposed liquidation process. The anticipated changes in expenses include, but are not limited to, all trading costs, fees related to the payment of all of the Fund’s liabilities, printing, mailing, legal, accounting, custodian and transfer agency fees, and the expenses of any reports to and solicitation of Shareholders whether or not the dissolution and liquidation contemplated by the Proposals is effected. In addition, the Board also considered how the total operating expense ratio will most likely increase with the termination of the Expense Limitation and Reimbursement Agreement.”

22.	Please disclose in an appropriate place in the proxy statement how the Fund will operate if the proposals do not pass.

The Fund has revised the disclosure in the section, “Dissolution of the Fund,” as follows:

“Dissolution of the Fund

Q: How will the Fund operate if the Proposals do not pass?

A: In the event the Proposals do not pass, the Fund will continue to be obligated to meet the mandatory quarterly redemptions (5%) but will not enter liquidation. No new capital is expected to be raised into the Fund.”

23.	Please add a hyperlink to the annual report on page 11.

The Fund confirms that it has included a hyperlink to the annual report, as follows:

“Annual Report

The Fund’s most recent annual report, including audited financial statements for the fiscal year ended September 30, 2023, is available on the SEC’s website at www.sec.gov and is also available upon request, without charge, by calling the Fund toll free at (866) 362-9331. The annual report can also be found at https://www.sec.gov/Archives/edgar/data/1725295/000120677423001373/tsifx4270261-ncsr.htm.”

24.

Please explain to the Staff how broker non-votes would be present at the special meeting of shareholders given the nature of the proposals under New York Stock Exchange Rule 452. If broker non-votes will not be present, please remove the references to such votes counting toward quorum.

Securities and Exchange Commission	August 30, 2024

The Fund confirms that it does not expect there to be any broker non-votes at the meeting, and has removed the references to broker non-votes in the proxy statement as follows:

“Abstentions ~~and broker non-votes, if any,~~ will be counted as present for purposes of determining the presence of a quorum. Abstentions~~,~~ and failing to vote ~~and broker non-votes, if any,~~ will have the effect of a vote AGAINST the Proposals. As a result, you are urged to complete and send in your proxy or voting instructions so your vote can be counted. ~~A broker non-vote is a vote that is not cast on a non-routine matter because the shares entitled to cast the vote are held in the name of a broker, bank or other nominee, the broker, bank or other nominee lacks discretionary authority to vote the shares and the broker, bank or other nominee has not received voting instructions from the beneficial owner of the shares. Because all of the Proposals to be voted on at the Meeting are “non-routine” matters, brokers, banks and other nominees will not have authority to vote on any Proposals unless instructed, so the Fund does not expect there to be any broker non-votes at the Meeting.~~”

25.	Please complete the section on solicitation of proxies, including the anticipated costs of solicitation, which is currently in brackets.

The Fund has revised the disclosure as follows:

Solicitation of Proxies

The solicitation of proxies by personal interview, mail, e-mail and telephone may be made by officers and Directors of the Fund and officers and employees of the Adviser, USBGFS, their affiliates and other representatives of the Fund. The Fund has retained ~~[•]~~ EQ Fund Solutions, LLC (“EQ”) to aid in the solicitation of proxies. Under the terms of the engagement, ~~[•]~~ EQ will be providing a web site for the dissemination of these proxy materials and tabulation services. ~~[•]~~ EQ will also distribute the proxy materials to the respective banks and brokers who hold shares on the record date. The fees paid to ~~[•]~~ EQ are estimated to be $~~[•]~~ 15,000-$17,000 and may vary depending on the level of additional solicitation necessary to achieve quorum and Shareholder approval. This cost and the costs of preparing, printing and mailing this Proxy Statement and the cost of holding the Meeting (including the costs of any additional solicitation and any adjourned session) will be borne by the Fund. The Fund will also reimburse brokerage firms and others for their expenses in forwarding solicitation materials to the beneficial owners of the Fund’s shares.

26.

On page 17, the first bullet point under “Changing Your Vote or Revoking Your Proxy” states that a shareholder may change their vote and revoke their proxy by sending “a written statement to that effect to the Secretary of the Fund.” Please disclose what must be included in such a written statement to the secretary to revoke the proxy, or if a later dated proxy can be used to revoke the earlier one.

Securities and Exchange Commission	August 30, 2024

The Fund respectfully directs the Staff to the fourth bullet point in the same section, which reads, “Whether you have voted by internet, telephone or mail, you may change your vote and revoke your proxy by . . . [s]ubmitting a properly signed proxy card, which has a later date than your previous vote, and that is received no later than September 27, 2024.” Shareholders have the option to revoke their earlier proxy using a later dated proxy.

27.	Please confirm to the Staff that the proxy card will comply with the proxy rules, including language confirming that each proposal will be voted on separately.

The Fund confirms that the proxy card will comply with all proxy rules, including that each proposal will be voted on separately.

Please call me at (212) 455-2516 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Diane Bono, Ecofin Tax-Exempt Private Credit Fund, Inc.